Exhibit 99.4

EXECUTION VERSION

This Amendment Number One (the “Amendment One”) is made 10 July 2018 (“Amendment Date”)

BETWEEN

(1)                                 SKY UK LIMITED of Grant Way, Isleworth, Middlesex, TW7 5QD (Company number 02906991) (“Sky”);

(2)                                 BONNE TERRE LIMITED of Office 1, 1 The Crusher, Braye Harbour, Alderney, GY9 3XX (Company number 1110) (the “Bonne Terre”); and

each a “Party” and together the “Parties”.

WHEREAS:

(A)                               Sky and Bonne Terre entered into an agreement for the supply of Advertising Services dated 19 March 2015 (the “Advertising Services Agreement” or “ASA”).

(B)                               Following the sale by Sky of its remaining stake in the issued share capital of Cyan Blue Topco Limited to one of the subsidiaries of The Stars Group Inc. under a Share Purchase Agreement entered into on 21 April 2018 (“SPA”), and the related Deed of Variation and Amendment (“DVA”) to the following agreements: Brand Licence Agreement, Commercial Relationship Agreement (“CRA”) and ASA, the Parties now propose to amend the ASA as set out in this Amendment One, and the Parties agree that the terms of this Amendment One shall be incorporated into the ASA.

NOW IT IS HEREBY AGREED as follows:

1.             GENERAL

1.1                               Expressions defined in the ASA shall, unless otherwise expressly set out below, have the meaning set out in the ASA.

1.2                               In consideration of £1, the receipt and sufficiency of which is hereby acknowledged, with effect from the date of this Amendment One the Parties agree to amend the ASA as follows:

2.                                      AMENDMENTS TO THE ASA

2.1                               Clause 2 of the Advertising Services Agreement shall be deleted and replaced with the following Clause 2. All defined terms and references in Clause 2 below are as defined in the Advertising Services Agreement.

“2.1        The Parties shall enter into good faith negotiations across January – March of each year, to agree a Deal Summary in respect of Airtime for the following Deal Period. For the Deal Period ending on 30 June 2019 the Deal Summary shall be the agreed commercial terms (in respect of items covered by a Deal Summary) in force as between the Parties as at the Amendment Date. The Deal Summary shall in each case include the relevant Buying Rates and any other applicable conditions for the relevant Deal Period. The Deal Summary shall be in the form detailed in Schedule 1 to this Agreement and shall be subject to Sky’s Standard Airtime Sales Terms and Conditions, as updated by Sky from time to time, and the terms of this Agreement (including Sky’s Airtime Bookmaker Policy as set out in Schedule 3). The parties agree that the Buying Rates for an acquisition of Non-Sports Betting Airtime shall be equivalent to the rates applicable in respect of Mediacom.

“2.2        The Parties agree that the Advertiser shall be entitled to the following cash discounts for Sports Betting and/or Non-Sports Betting (which such discounts may be applied independently to either Sports Betting or Non-Sports Betting if the Minimum Aggregate Airtime Spend is achieved in respect of either Sports Betting or Non-Sports Betting), as defined below (the “Airtime Discounts”) if it achieves the minimum aggregate amount of Airtime spend for either Sports Betting or Non-Sports Betting (as the case may be) in each Deal Period as set out in the table below (the “Minimum Aggregate Airtime Spend”) for the Airtime Term of this Agreement:

For any Airtime spend relating to betting on sports or events (whether broadcast on Sky Sports or other non-Sky branded sporting channels) (“Sports Betting”)

Deal Period	Minimum Aggregate Airtime Spend on Sports Betting (excluding VAT) required to achieve Airtime Discount on Sports Betting	Airtime Discount on Sports Betting as a percentage of the aggregate Airtime spend on Sports Betting for that Deal Period (excluding VAT)
1 July 2018 to 30 June 2019
1 July 2019 to 30 June 2020
1 July 2020 to 30 June 2021
1 July 2021 to 30 June 2022

For any Airtime spend relating to other non-sports betting (including casino, poker, games and bingo) (“Non-Sports Betting”)

Deal Period	Minimum Aggregate Airtime Spend on Non-Sports Betting (excluding VAT) required to achieve Airtime Discount on Non-Sports Betting	Airtime Discount on Non- Sports Betting as a percentage of the aggregate Airtime spend on Non-Sports Betting for that Deal Period (excluding VAT)
1 July 2018 to 30 June 2019
1 July 2019 to 30 June 2020
1 July 2020 to 30 June 2021
1 July 2021 to 30 June 2022

It is further acknowledged and agreed as follows:

(1)         the Airtime Discounts shall apply to both Sports Betting and Non-Sports Betting in the event that the Minimum Aggregate Airtime Spend is achieved for both Sports Betting and Non-Sports Betting. If the Minimum Aggregate Airtime Spend is achieved for one form of betting, but not the other, then the Airtime Discount shall only apply in respect of the form of betting for which the Minimum Aggregate Airtime Spend was achieved, regardless of the amount by which the Minimum Aggregate Airtime Spend is exceeded for either form of betting;

(

(3)         as at the date of this Amendment One, the                              TV Channel (as defined in the CRA) does not exist and the Advertiser has not purchased any Airtime Advertising on it;

(4)         Sky is under no obligation whatsoever to launch the                              TV Channel; and

(5)         In the event that Sky does launch a                              TV Channel then the Parties shall use all reasonable efforts to negotiate in good faith to agree a new Minimum Aggregate Airtime Spend for that Deal Period and each subsequent Deal Period in order to incorporate Advertiser’s Airtime on these new platforms.

To illustrate point (1) above, by way of example:

If the Advertiser spends                    on Sports Betting Airtime and                    on Non Sports Betting Airtime in FY2019, then the Advertiser would receive Airtime Discounts of                    and                    respectively. This would mean the Advertiser would only be required to pay                    in total Airtime revenue to Sky.

If the Advertiser spends                    on Sports Betting Airtime and                    on Non Sports Betting Airtime in FY2019, then the Advertiser would only receive Airtime Discounts of                    in respect of Non-Sports Betting Airtime.

If the Advertiser spends                    on Sports Betting Airtime and                    on Non Sports Betting Airtime in FY2019, then the Advertiser would only receive Airtime Discounts of                    in respect of Sports Betting Airtime.

If the Advertiser spends                    on Sports Betting Airtime and                    on Non Sports Betting Airtime in FY201 9, then the Advertiser would receive no discount for either spend.

“2.3        In no event shall the Advertiser be entitled to (i) a cash-rebate (i.e. if the Advertiser does not purchase Airtime to the value of the Minimum Aggregate Airtime Spend in any Deal Period for either Sports Betting or Non-Sports Betting, the Advertiser shall not be entitled to a cash rebate equal to the value of the Airtime Discounts in that Deal Period), or (ii) carry-over of Airtime Discount from one Deal Period to another Deal Period. The Parties acknowledge and agree that the Advertiser shall be entitled to the Most Favourable Access for the Airtime Term, subject to broadcast programming remaining the same.

“2.4        The Advertiser acknowledges that the Airtime Discounts set out in Clause 2.2 are dependent on the Advertiser’s compliance with Clause 6.3 and in the event that the Advertiser is in breach of such obligations, the Advertiser shall, subject to Clause 6.4, lose its right to the Airtime Discounts for the remainder of that Deal Period and all subsequent Deal Periods.

“2.5        Furthermore, the access and pricing commitments set out in the relevant Airtime Deal Summary are agreed on the basis of the high volume, long-term commitment made by the Advertiser under, and as specified in, this Agreement.

“2.6        All Airtime shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from entering into any Airtime agreements with any other advertiser, including without limitation any advertiser in the Relevant Category).

“2.7        In order to purchase and book the actual Airtime required by the Advertiser, the Advertiser will need to make a Booking through Sky’s CARIA system or any successor system. Each Booking will constitute a separate agreement between the Advertiser and Sky and subject to the terms of this Agreement, shall incorporate Sky’s Standard Airtime Sales Terms and Conditions.

“2.8        The Parties acknowledge that the calculation of the aggregate amount of Airtime spend in any Deal Period shall apply to spend on Airtime (including, for the avoidance of doubt, Video on Demand (VOD) (including VOD on Sky Go and VOD via the Sky set top box, but not VOD on websites, apps or Relevant Social Media Platforms) and AdSmart), but shall be exclusive of Sponsorship. All Sponsorship shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from entering into any Sponsorship agreements with any other advertiser, including without limitation any advertiser in the Relevant Category). The purchase of Sponsorship by the Advertiser across the Sky Channels shall be subject to Sky’s Standard Sponsorship Terms and Conditions, as updated by Sky from time to time.

“2.9        For the avoidance of doubt, the Parties acknowledge that the obligations contained in this Agreement relating to the procurement by Sky to the Advertiser of Airtime at the Airtime Discounts shall apply with effect from 1 July 2018 in respect of Airtime procured in FY2019 and until 30 June 2022. For a period of at least                    days before that expiry date, the Parties shall enter into good faith negotiations to agree new terms for the acquisition of Airtime and/or Sponsorship on an arm’s length basis.

“2.10 The Advertiser acknowledges and agrees that its rights in respect of Airtime under this Agreement may only be exploited using the Licensor IPR (as such term is defined in the Brand Licence Agreement) or the Stars Brands (as defined in the DVA) or marketing techniques designed to promote such Licensor IPR or the Stars Brands.

“2.11 The Parties acknowledge that each of the Parties is subject to UK advertising regulation, under which advertising restrictions may be applied to the gambling advertising industry. Where either Party’s ability to meet certain components of the Minimum Aggregate Airtime Spend is adversely affected because of such further regulation, the Parties agree to discuss the effects of such further regulation and, where necessary, to renegotiate the spend and discounts set out in Clause 2.2 above, all Parties acting reasonably and in good faith. The Parties acknowledge and agree that such regulation may be industry regulation (under an Industry Code) or may be applied by regulatory bodies (e.g. Advertising Standards Agency).

2.2                               Clause 3 of the Advertising Services Agreement shall be deleted and replaced with the following Clause 3. All defined terms and references in Clause 3 below are as defined in the Advertising Services Agreement.

“3.1        The Parties shall enter into good faith negotiations across January – March of each year, to agree a Deal Summary in respect of Digital Advertising for the following Deal Period. For the Deal Period ending in FY2019 the Deal Summary shall be the agreed commercial terms in force as between the Parties as at the Amendment Date. The Deal Summary shall in each case include the Minimum Qualifying Spend, the relevant Buying Rates, and any other applicable conditions for the relevant Deal Period. The Deal Summary shall be in the format detailed in Schedule 4 to this Agreement and shall be subject to Sky’s Standard Online Sales Terms and Conditions, as updated by Sky from time to time, and the terms of this Agreement (including Sky’s Bookmaker Digital Policy as set out in Schedule 6). For the purposes of this Agreement, the Parties acknowledge and agree that in respect of FY2019 the Minimum Qualifying Spend shall be                    for that Deal Period and shall be automatically adjusted for every subsequent FY in line with RPI. The Advertiser’s obligation to pay the Minimum Digital Spend shall be limited to the duration of the Exclusivity Period (as defined in Clause 3.4 below). If the Advertiser fails to meet the Minimum Qualifying Spend, the Advertiser forgoes any rights to the Digital Discount.

“3.2        Subject to Clause 3.3, the Parties agree that following the Advertiser achieving the Minimum Qualifying Spend in each Deal Period and the Advertiser’s compliance with Clause 6.3, the Advertiser shall, with effect from the Amendment Date, be entitled to a cash discount of                    for FY2019 (which discount shall be then further automatically adjusted for RPI for the following                    only                                                                                                                                                                                                                          Discount”). The Digital Discount shall be applied against the aggregate amount of Digital Advertising spend in each Deal Period for the Digital Term of this Agreement. In no event shall the Advertiser be entitled to (i) a cash-rebate or (ii) carry-over of Digital Discount from one Deal Period to another Deal Period.

“3.3        The Parties agree that the following principles shall apply to the Minimum Qualifying Spend:

3.3.1       Subject to clause 3.3.2 any spend by the Advertiser on Sky Sports Platforms and the Relevant Social Media Platforms may be counted as a contribution to the Minimum Qualifying Spend, provided that Advertiser spends no more than                    of the annual Minimum Qualifying Spend on any one Distribution Channel. Where the Advertiser spends more than          of the annual Minimum Qualifying Spend on any one Distribution Channel. any excess spend beyond          shall not be counted as a contribution towards the Minimum Qualifying Spend unless otherwise agreed by the Parties. For this Clause 3.3 the list of relevant “Distribution Channel(s)” includes but is not limited to

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                For the avoidance of doubt, any Digital Advertising spend by the Advertiser on the current site www.skysports.com/racing would be counted as a contribution to the Minimum Qualifying Spend.

3.3.4       For any part of the Minimum Qualifying Spend spent on branded content to be created for the Relevant Social Media Platforms, where the cost of Sky producing any branded social media content on Advertiser’s behalf exceeds                         e per cent             of the total Licensor IPR or Stars Brands branded content advertising spend, the Advertiser shall be responsible for promptly reimbursing Sky all its (and its third party suppliers’) costs and expenses associated with such production (including without limitation Sky employee time at usual pro-rated charge out rates).

“3.4        For the period or periods determined under clause 5 of the Commercial Relationship Agreement for which the Advertiser is                         under that agreement, the Advertiser shall, subject to Clause 3.5, be the                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 . Without prejudice to the foregoing and to give effect to these arrangements, (a) the Parties shall ensure that a Deal Summary is in place with the Minimum Qualifying Spend at least                        before the beginning of the relevant Deal Period, and (b) the Advertiser shall comply with Sky’s Standard Online Sales Terms and Conditions, as updated by Sky from time to time, and the terms of this Agreement (including Sky’s Digital Bookmaker Policy as set out in Schedule 6).

“3.8        In order to purchase and book the actual digital advertising required by the Advertiser, the Advertiser will need to make a Booking through Sky’s digital system, in place from time to time. Each Booking will constitute a separate agreement between the Advertiser and Sky and shall incorporate Sky’s Standard Online Sales Terms and Conditions, as updated by Sky from time to time. Without limiting any of Advertiser’s obligations under Sky’s Standard Online Sales Terms and Conditions, each Booking shall be subject to the following conditions where applicable:

3.8.1       Where Sky has produced all or part of the Creative (as defined in Sky’s Standard Online Sales Terms and Conditions) for any branded content campaign for Advertiser, Advertiser must:

3.8.1.1           provide any relevant Creative required by Sky or Sky’s production team at least                  days prior to the relevant Campaign Start Date (as defined in Sky’s Standard Online Sales Terms and Conditions); and

3.8.1.2           approve any Creative as and when required by Sky or Sky’s production team within the specified time periods,

and Sky shall not be liable for failure to comply with the Campaign Start Date if the necessary Creative is not approved by Advertiser or received by Sky within the times specified or as otherwise required by Sky or Sky’s production team. This sub-clause 3.8.1 applies to both live content and pre-recorded content.

3.8.2       Where Sky has produced all or part of the Creative for any branded content campaign for Advertiser, and the Creative includes live odds or offers, it is Advertiser’s sole responsibility to confirm the accuracy of any live odds or offers before that information goes live and/or is published (whichever is the earlier) in any Campaign. Sky shall not be liable for:

3.8.2.1           failure to comply with the Campaign Start Date; or

3.8.2.2           publication of any inaccurate odds or offers in the relevant Creative or Campaign,

if the necessary confirmations and approvals are not received by Sky within the times specified or as otherwise required by Sky or Sky’s production team. This sub-clause 3.8.2 applies to both live and pre-recorded content.”

“3.9                        In each Deal Period, Sky shall ensure that the Advertiser receives sufficient digital inventory according to format and type so as to meet or exceed the Benchmarks, or as otherwise agreed with the Advertiser.

“3.10      Subject to Clause 3.1, Sky and the Advertiser shall engage in good faith negotiations to set fair and reasonable Buying Rates for Digital Advertising in each Deal Period. In the event that the Parties cannot agree the Buying Rates prior to the beginning of a Deal Period, Sky shall use the preceding year Advertiser’s agreed buying rates for CPM’s by format (the “Base Rates”) and apply a market increase or decrease to the Base Rates calculated in accordance with the average increase or decrease for CPM’s by format applied to agency Direct Buy rates across the relevant Platforms for the same Deal Period.

“3.11      Upon giving Sky at least thirty (30) days’ prior written notice, the Advertiser’s duly authorised independent representative may, once in each year during the Digital Term of this Agreement, during normal business hours (and causing as little disruption as possible to the day-to-day business of Sky) visit the premises of Sky to inspect a cross section of advertising data (on an aggregated agency basis) used by Sky in calculating the Buying Rates for the respective Deal Period. If any inspection reveals that Sky has overinflated the Buying Rates above the equivalent open market rate (taking into account the value of exclusive and non-exclusive rights), (i) Sky shall, within                  days of receiving an invoice, pay to the

Advertiser an amount equal to the sum that the inspection reveals has been overinflated by Sky; and (ii) Sky and the Advertiser shall have good faith negotiations with the intention of mutually agreeing new buying rates for the following or current Deal Period. The Advertiser’s rights under this Clause 3.11 shall be exercised by the Advertiser at its own expense, save that in the event that the audit reveals any over inflation, and then Sky shall bear the Advertiser’s reasonable costs in connection therewith.

“3.12      The Advertiser acknowledges and agrees that its rights in respect of Digital Advertising under this Agreement may only be exploited using the Licensor IPR (as such term is defined in the Brand Licence Agreement) or the Stars Brands (as defined in the DVA) or marketing techniques designed to promote such Licensor IPR or the Stars Brands.

2.3          Clause 4.1.2 of the Advertising Services Agreement shall be deleted in its entirety.

2.3.1                     Clause 4.1.3 of the Advertising Services Agreement shall be deleted and replaced with the following Clause 4.1.3. All defined terms and references in Clause 4.1.3 below are as defined in the Advertising Services Agreement.

“4.1.3     For FY2020 and subsequent FYs, after the conclusion of each of the first three portions of a Deal Period during which the Advertiser has purchased Airtime for at least         of the Minimum Aggregate Airtime Spend for that Deal Period and Sky has received payment in full in respect of that Airtime in accordance with Clause 4.1.1 above, the Advertiser shall invoice Sky for a reimbursement of costs equal to         of the applicable Airtime Discount for the Deal Period, calculated in accordance with Clause 2.2. In respect of the                  (if any) of a Deal Period during which the Advertiser has purchased (and paid for in full in accordance with Clause 4.1.1) the remaining         of the Minimum Airtime Spend for that Deal Period, the Advertiser may only invoice Sky for a reimbursement of costs equal to the final       of the applicable Airtime Discount at the end of the relevant Deal Period. If at the end of the Deal Period the Advertiser has not purchased in aggregate Airtime for at least           of the Minimum Airtime Spend for that Deal Period, then it shall make a balancing payment to Sky for an amount equal to the shortfall.

2.4                               Clause 5.1 shall be deleted in its entirety and replaced with the following. All defined terms and references in Clause 5.1 below are as defined in the Advertising Services Agreement.

“5.1        This Agreement shall commence on the Commencement Date and the provisions set out in Clauses 2 and 4.1 and Schedules 1, 2 and 3 (the “Airtime Provisions”) and any other terms of this Agreement required to give effect to the Airtime Provisions shall continue in force until the earlier of (i) 30 June 2022; or (ii) the expiry or termination of the Commercial Relationship Agreement, unless this Agreement is terminated earlier in accordance with the terms of this Agreement (the “Airtime Term”).

2.5                               The Airtime Deal Summary, at Schedule 1 of the Advertising Services Agreement shall be deleted in its entirety and replaced with the new Airtime Deal Summary set out at Schedule 1 of this Amendment One.

2.6                               The Airtime Booking Deadlines, at Schedule 2 of the Advertising Services Agreement shall be deleted in their entirety and replaced with the new Airtime Booking Deadlines set out at Schedule 2 of this Amendment One.

2.7                               The Digital Deal Summary, at Schedule 4 of the Advertising Services Agreement shall be deleted in its entirety and replaced with the new Digital Deal Summary set out at Schedule 4 of this Amendment One.

2.8                               The following definitions in Schedule 7 of the Advertising Services Agreement shall be included or deleted and replaced with the following:

“Minimum Qualifying Spend” means the financial commitment by the Advertiser to purchase the volume of Digital Advertising detailed in the relevant Deal Summary for Digital Advertising, being                  for FY2019 and adjusted every subsequent FY in line with RPI;

“Relevant Social Media Platform”                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               from time to time, which are made available to users within the United Kingdom and Republic of Ireland only;

3.             MISCELLANEOUS

3.1                               Save as expressly amended pursuant to this Amendment One, all other terms and conditions of the Advertising Services Agreement shall remain unchanged. In the event of any conflict between the terms of the ASA and this Amendment One, the latter shall prevail.

3.2                               This Amendment One may be executed in any number of counterparts, any and all of which shall be deemed to be an original.

3.3                               The validity, construction and performance of this Amendment One (and any claim, dispute or matter arising under or in connection with it or its enforceability) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereto submit to the exclusive jurisdiction of the English courts.

3.4                               Save as amended pursuant to this Amendment One, the ASA shall remain in full force and effect, and upon the full execution of this Amendment One by each of the Parties, the ASA as amended by this Amendment One shall constitute the agreed terms between the Parties, and shall be deemed to be effective from the date hereof.

3.5                               Each Party warrants that the person signing this Amendment One on behalf of that Party has the requisite authority to bind that Party by means of Docusign’s electronic signature system. By affixing their respective electronic signatures hereto by means of Docusign’s electronic signature system, the signatories below acknowledge and agree that they intend to bind the respective Parties on behalf of whom they are signing.

3.6                               The Parties shall each nominate their signatories and their respective email addresses and the Parties and signatories agree that, except where the signatory is a victim of fraud or misrepresentation, the electronic signature emanating from such nominated email address constitutes valid signature and shall be construed as (and given equal evidentiary weight as) the signatory having signed the document as an original in manuscript.

SCHEDULE 1

PART A:               Allocation of Airtime Spend

PART B:               Price

•

PART C:               Access (football only)

(1)

PART D:               Casino

PART E:               Video On Demand

SCHEDULE 2

AIRTIME BOOKING DEADLINES

FY2019 Booking Deadlines

Month	AB Date
August 2018	5 June 2018
September 2018	3 July 2018
October 2018	7 August 2018
November 2018	4 September 2018
December 2018	2 October 2018
January 2019	6 November 2018
February 2019	4 December 2018
March 2019	8 January 2019
April 2019	5 February 2019
May 2019	5 March 2019
June 2019	2 April 2019
July 2019	7 May 2019

SCHEDULE 4

DIGITAL DEAL SUMMARY

PART A

Allocation of Minimum Qualifying Spend

FY2019 Minimum Qualifying Spend:

PART C

Schedule of Sky Bet Annual Media Plan

The Parties shall agree an annual media plan for each Deal Period following the format set out below (which for the avoidance of doubt was for 2015):

PART D

Branded Content Deal Summary

Breakdown and billing for Branded Content

Branded Content Billing Schedule

Month	£

July (including June 2018)
August
September
October
November
December
January (2019)
February
March
April
May

Total

PART E

Schedule of Sky Bet Rate Card

FY2019

Site	Ad Type	CPM

Display

HPTOs

Static Display

Rich Media

HPTOs - SSN

HPTOs - FSC

SCHEDULE 5

DIGITAL BOOKING DEADLINES

FY2019 Booking Deadlines

Month	AB Date
August 2018	3 June 2018
September 2018	1 July 2018
October 2018	5 August 2018
November 2018	2 September 2018
December 2018	30 September 2018
January 2019	4 November 2018
February 2019	2 December 2018
March 2019	6 January 2019
April 2019	3 February 2019
May 2019	3 March 2019
June 2019	7 April 2019
July 2019	5 May 2019

IN WITNESS whereof the parties have executed this Amendment One on the day, month and year first before written.

Signed
For and on behalf of SKY UK LIMITED

Name	Chris Taylor

Position	Director

Date	10 July 2018

Signed
For and on behalf of BONNE TERRE LIMITED

Name	Richard Flint

Position	Director

Date	10 July 2018